SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Dominion Homes, Inc.

(Name of Issuer)

Common Shares, Without Par Value

(Title of Class of Securities)

257386 10 2

(CUSIP Number)

Terry E. George

Vice President, Secretary and Treasurer

BRC Properties Inc.

5000 Tuttle Crossing Boulevard

Dublin, Ohio 43016

(614) 356-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

BRC Properties Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER:

None
8. SHARED VOTING POWER:

3,926,324 (See Note 1)
9. SOLE DISPOSITIVE POWER:

None
10. SHARED DISPOSITIVE POWER:

3,926,324 (See Note 1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,926,324 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐

Not applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

46.6%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

SCHEDULE 13D

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

David S. Borror
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER:

23,096 (See Note 2)
8. SHARED VOTING POWER:

3,926,324 (See Note 1)
9. SOLE DISPOSITIVE POWER:

23,096 (See Note 2)
10. SHARED DISPOSITIVE POWER:

3,926,324 (See Note 1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,949,420 shares (See Note 3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐

Not applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

46.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

SCHEDULE 13D

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

Douglas G. Borror
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER:

110,133 (See Note 4)
8. SHARED VOTING POWER:

3,926,324 (See Note 1)
9. SOLE DISPOSITIVE POWER:

110,133 (See Note 4)
10. SHARED DISPOSITIVE POWER:

3,926,324 (See Note 1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,036,457 shares (See Note 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐

Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

47.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

SCHEDULE 13D

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

Terry E. George
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER:

465 (See Note 6)
8. SHARED VOTING POWER:

3,926,324 (See Note 1)
9. SOLE DISPOSITIVE POWER:

465 (See Note 6)
10. SHARED DISPOSITIVE POWER:

3,926,324 (See Note 1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,926,789 shares (See Note 11)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐

Not applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

46.6%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Notes to Cover Page of Schedule 13D

Note 1. BRC Properties Inc. (“BRC”) has shared voting and dispositive power with respect to 3,926,324 of the Common Shares, without par value (the “Shares”), of Dominion Homes, Inc. (“Dominion Homes”) owned by BRC. Each of David S. Borror, Douglas G. Borror and Terry E. George, by virtue of his status as either a director of BRC, an individual owning voting shares of BRC or a trustee of a trust owning voting shares of BRC, may be deemed to share voting and dispositive power with respect to the 3,926,324 Shares owned by BRC. See Notes 3, 5 and 7.

Note 2. David S. Borror has sole voting and dispositive power with respect to 23,096 Shares.

Note 3. David S. Borror disclaims beneficial ownership of the 3,926,324 Shares discussed in Note 1, and this report shall not be deemed an admission that David S. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. David S. Borror owns 28.6% of the issued and outstanding voting shares of BRC and 30.0% of the issued and outstanding non-voting shares of BRC, and is the sole trustee of an irrevocable trust which owns 11.4% of the issued and outstanding voting shares of BRC and 20.0% of the issued and outstanding non-voting shares of BRC.

Note 4. Douglas G. Borror has sole voting and dispositive power with respect to 110,133 Shares.

Note 5. Douglas G. Borror disclaims beneficial ownership of the 3,926,324 Shares discussed in Note 1, and this report shall not be deemed an admission that Douglas G. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Douglas G. Borror is the sole trustee of a revocable trust which owns 52.8% of the issued and outstanding voting shares of BRC and 44.2% of the issued and outstanding non-voting shares of BRC.

Note 6. Terry E. George has sole voting and dispositive power with respect to 465 Shares.

Note 7. Terry E. George disclaims beneficial ownership of the 3,926,324 Shares discussed in Note 1, and this report shall not be deemed an admission that Terry E. George is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Terry E. George owns 7.1% of the issued and outstanding voting shares of BRC and 5.9% of the issued and outstanding non-voting shares of BRC.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares, without par value (the “Shares”), of Dominion Homes, Inc., an Ohio corporation (“Dominion Homes”). The address of the principal executive offices of Dominion Homes is 5000 Tuttle Crossing Boulevard, Dublin, Ohio 43016.

Item 2. Identity and Background.

The persons filing this Schedule 13D are BRC Properties Inc. (“BRC”), David S. Borror, Douglas G. Borror and Terry E. George. Donald A. Borror passed away on December 31, 2006 and is no longer a part of this filing group.

A. BRC is an Ohio corporation engaged in the business of owning and managing multifamily housing and commercial real estate. The business address of BRC is 5000 Tuttle Crossing Boulevard, Dublin, Ohio 43016.

The following list sets forth the directors and executive officers of BRC:

1. David S. Borror is a Director and the President of BRC. His business address is 5000 Tuttle Crossing Boulevard, Dublin, Ohio 43016, and he is the Vice Chairman of Dominion Homes, a homebuilding company. David S. Borror is a citizen of the United States of America.

2. Douglas G. Borror is a Director and a Vice President of BRC. His business address is 5000 Tuttle Crossing Boulevard, Dublin, Ohio 43016, and he is the Chairman of the Board and Chief Executive Officer of Dominion Homes. Douglas G. Borror is a citizen of the United States of America.

3. Terry E. George is a Director, Vice President, Secretary and Treasurer of BRC. His business address is 5000 Tuttle Crossing Boulevard, Dublin, Ohio 43016, and he is a Senior Vice President and the Treasurer of Dominion Homes. Terry E. George is a citizen of the United States of America.

B. David S. Borror’s background is described in Item 2(A)(1) above.

C. Douglas G. Borror’s background is described in Item 2(A)(2) above.

D. Terry E. George’s background is described in Item 2(A)(3) above.

E. During the last five years, none of BRC, David S. Borror, Douglas G. Borror and Terry E. George have been convicted in a criminal proceeding.

F. During the last five years, none of BRC, David S. Borror, Douglas G. Borror and Terry E. George was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of the initial filing of this Schedule 13D, BRC, David S. Borror, Douglas G. Borror and Terry E. George have made periodic purchases and sales of Shares through privately negotiated transactions, through open-market transactions and indirectly through the Dominion Homes, Inc. Retirement Plan and Trust, as the case may be. Each of these acquisitions of Shares has been made for investment purposes using the working capital of BRC or the personal resources of David S. Borror, Douglas G. Borror and Terry E. George, as the case may be.

On January 2, 2007, 801 phantom shares held in an account for David S. Borror were converted into 801 Shares pursuant to the terms of the Dominion Homes, Inc. Amended and Restated Executive Deferred Compensation Plan (the “Deferred Compensation Plan”). 336 Shares were withheld by Dominion Homes to satisfy withholding tax obligations and the remaining 465 Shares were distributed to David S. Borror.

On January 2, 2007, 801 phantom shares held in an account for Terry E. George were converted into 801 Shares pursuant to the terms of the Deferred Compensation Plan. 336 Shares were withheld by Dominion Homes to satisfy withholding tax obligations and the remaining 465 Shares were distributed to Terry E. George.

Item 4. Purpose of Transaction.

Each of BRC, David S. Borror, Douglas G. Borror and Terry E. George may at any time and from time to time, subject to any applicable law, purchase additional Shares and may dispose of any or all Shares. Any such purchase or disposition may be made in the open market or in privately negotiated transactions. Except as set forth in Item 6 below, none of BRC, David S. Borror, Douglas G. Borror or Terry E. George has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Each of BRC, David S. Borror, Douglas G. Borror and Terry E. George may, at any time and from time to time, review or reconsider its or his position with respect to Dominion Homes, and formulate plans or proposals with respect to any such matter, but none of BRC, David S. Borror, Douglas G. Borror or Terry E. George has any present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(A)(B) Beneficial Ownership of Shares:

Person	Shares Beneficially Owned	Percent of Outstanding Shares (1)
BRC	3,926,324 (2)	46.6%
David S. Borror	3,949,420 (2)(3)(4)	46.9%
Douglas G. Borror	4,036,457 (2)(3)(4)	47.9%
Terry E. George	3,926,789 (2)(3)(4)	46.6%

(1)	Based on a total of 8,424,413 issued and outstanding Shares as represented by Dominion Homes in the Warrant Purchase Agreement (as defined herein).
(2)

BRC has shared voting and dispositive power with respect to 3,926,324 Shares owned by BRC. Each of David S. Borror, Douglas G. Borror and Terry E. George, by virtue of his status as either a director of BRC, an individual owning voting shares of BRC or a trustee of a trust owning voting shares of BRC, may be deemed to share voting and dispositive power with respect to the 3,926,324 Shares owned by BRC. See (4) below.

(3)	David S. Borror has sole voting and dispositive power with respect to 23,096 Shares.

Douglas G. Borror has sole voting and dispositive power with respect to 110,133 Shares.

Terry E. George has sole voting and dispositive power with respect to 465 Shares.

(4)	David S. Borror disclaims beneficial ownership of the 3,926,324 Shares discussed in (2) above, and this report shall not be deemed an admission that David S. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. David S. Borror owns 28.6% of the issued and outstanding voting shares of BRC and 30.0% of the issued and outstanding non-voting shares of BRC and is the sole trustee of an irrevocable trust which owns 11.4% of the issued and outstanding voting shares of BRC and 20.0% of the issued and outstanding non-voting shares of BRC.

Douglas G. Borror disclaims beneficial ownership of the 3,926,324 Shares discussed in (2) above, and this report shall not be deemed an admission that Douglas G. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Douglas G. Borror is the sole trustee of a revocable trust which owns 52.8% of the issued and outstanding voting shares of BRC and 44.2% of the issued and outstanding non-voting shares of BRC.

Terry E. George disclaims beneficial ownership of the 3,926,324 Shares discussed in (2) above, and this report shall not be deemed an admission that Terry E. George is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Terry E. George owns 7.1% of the issued and outstanding voting shares of BRC and 5.9% of the issued and outstanding non-voting shares of BRC.

(C) See Item 3 and Item 4 of this Schedule 13D above.

(D) Not applicable.

(E) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

BRC and its shareholders are parties to a Close Corporation Agreement (the “BRC Agreement”) that governs the operation of BRC and certain relations among its shareholders. The BRC Agreement provides that all of the voting power of the BRC shares is to be exercised by a majority of the directors of BRC, all of whom will be elected by Douglas G. Borror as a result of the death of Donald A. Borror on December 31, 2006. David S. Borror has the right to appoint the directors of BRC in the event Douglas G. Borror dies or becomes incapacitated and, in such event, it is anticipated that David S. Borror will appoint an advisory committee of the then existing members of the executive committee of Dominion Homes to assist him with material decisions affecting BRC, including issues involving BRC’s ownership of Shares.

Under the provisions of the BRC Agreement, David S. Borror is required to be elected as a director of BRC as long as he continues to hold at least 10% of the common shares of BRC, absent his removal for “cause” within the meaning of the BRC Agreement. As long as he continues to hold at least 10% of the common shares of BRC and as long as BRC has the ability to elect at least two directors of the Company, BRC also is required to use its best efforts to elect David S. Borror as a director of the Company. The BRC Agreement generally prohibits the transfer of common shares of BRC to persons who are not members of the Borror family unless certain procedures are followed. BRC is required to repurchase all of the common shares of BRC owned by Terry E. George in the event of his death or incapacity. BRC also is required to purchase a certain number of common shares of BRC from the estates of Borror family members. Under certain conditions, Borror family members who are not employed by BRC have the right to require BRC to repurchase common shares of BRC held by such family members. In certain instances, the obligation of BRC to repurchase common shares of BRC may be assumed by certain Borror family shareholders.

On December 29, 2006, Dominion entered into a Third Amended and Restated Credit Agreement (the “Credit Agreement”) by and between Dominion Homes, The Huntington National Bank, Silver Point Finance, LLC, and the Lenders from time to time party thereto pursuant to which Dominion Homes received a secured term loan in the aggregate amount of $235,000,000 of which the Holders (as hereinafter defined), as Original Term B Lenders (the “Original Term B Lenders”), provided $90,000,000 (the “Term B Loans”). In connection with, and in consideration for, entering into the Credit Agreement and the transactions contemplated thereby, SPCP Group, L.L.C. (“SPCP Group”) and Silver Oak Capital, L.L.C. (“Silver Oak” and together with SPCP Group, the “Holders”) simultaneously entered into a Warrant Purchase Agreement (the “Warrant Purchase Agreement”) with Dominion Homes pursuant to which Dominion Homes issued to the Holders warrants to purchase an aggregate of 1,538,235 Shares at a purchase price of $0.01 per share (the “Warrants”). Under the Credit Agreement, so long as the Original Term B Lenders hold at least 51% of the outstanding principal amount of the Term B Loans, they have the right to designate up to two nominees to the board of directors of Dominion Homes (the “Board”). At any time when the Original Term B Lenders no longer have the right to designate nominees to the Board under the Credit Agreement, the Holders have the right to elect to designate, so long as they, together, hold (i) at least 1,000,000 Warrants or Shares received upon exercise of such warrants (“Warrant Shares”), two nominees to the Board and (ii) less than 1,000,000 but at least 500,000 Warrants or Warrant Shares, one nominee to the Board. The directors so designated by the Holders or the Original Term B Lenders, as the case may be, are hereinafter referred to as the “Designated Board Members.”

In connection with the above described Credit Agreement and Warrant Purchase Agreement, on December 29, 2006, BRC entered into a Voting Agreement (the “Voting Agreement”) with Dominion Homes, SPCP Group, as a Holder and an Original Term B Lender, and . A copy of the Voting Agreement is attached hereto as Exhibit 3. The Voting Agreement provides, among other things, that, during all times when the Original Term B Lenders or the Holders, as the case may be, are entitled to appoint a Designated Board Member, BRC will vote, or cause to be voted, all Shares beneficially owned by BRC or over which BRC has voting control to ensure that at each annual or special meeting of shareholders at which an election or removal of directors is considered, or pursuant to any written consent, (i) Designated Board Members, that are reasonably acceptable to a majority of the beneficial owners of BRC, are elected to the Board and (ii) no Designated Board Member is removed from office, without cause, unless such removal is directed or approved by the written consent of a majority of the Original Term B Lenders or the Holders holding a majority of the Warrants, as applicable.

Item 7. Material to be Filed as Exhibits:

Exhibit 1 – Joint Filing Agreement, dated August 13, 1997, among Borror Realty Company, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George (incorporated by reference to Exhibit 1 to the Schedule 13D previously filed with the Commission on August 14, 1997, to which this Amendment No. 6 relates).

Exhibit 2 – Second Amended and Restated Close Corporation Agreement of BRC, dated October 4, 2004 (filed herewith).

Exhibit 3 – Voting Agreement, dated December 29, 2006 among BRC, Dominion Homes, SPCP Group, L.L.C., as both a Holder and an Original Term B Lender, and Silver Oak Capital, L.L.C., as both a Holder and an Original Term B Lender (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2007	BRC PROPERTIES INC.

	By:	/s/ Terry E. George
Terry E. George
Vice President, Secretary and Treasurer

/s/ David S. Borror
David S. Borror

/s/ Douglas G. Borror
Douglas G. Borror

/s/ Terry E. George
Terry E. George